UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. 1)
i2 Technologies, Inc.

(Name of Issuer)
Common Stock, $0.00025 par value

(Title of Class of Securities)
465754208

(CUSIP NUMBER)
Sanjiv S. Sidhu
10221 Inwood Road, Dallas, Texas 75229
Tel. No.: (214) 363-9383

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
- with copies to -

J. Kenneth Menges, Jr., P.C.
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
November 13, 2009

(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	465754208	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sanjiv S. Sidhu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		3,267,677

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		965,314

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,267,677

WITH	10	SHARED DISPOSITIVE POWER

		965,314

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,232,991

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.6%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	465754208	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sidhu-Singh Family Investments, Ltd. EIN# 75-2645568

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		964,114

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		964,114

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	964,114

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.2%

14	TYPE OF REPORTING PERSON*

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	465754208	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sidhu-Singh Family Foundation EIN# 75-2849866

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		1,200

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,200

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 0.1%

14	TYPE OF REPORTING PERSON*

	CO
*SEE INSTRUCTIONS BEFORE FILLING OUT

AMENDMENT NO. 1 TO SCHEDULE 13D
          This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed on behalf of (i) Sanjiv S. Sidhu, (ii) Sidhu-Singh Family Investments, Ltd., and (iii) Sidhu-Singh Family Foundation, relating to shares of common stock, par value $0.00025 per share of i2 Technologies, Inc., a Delaware corporation. This Amendment modifies the original Schedule 13D filed on June 7, 2004.
Item 5. Interest in Securities of the Issuer
Item 5 of Schedule 13D is hereby amended and restated as follows:
          (a) As of November 2, 2009, there were 22,784,906 issued and outstanding shares of Common Stock of the Issuer as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2009. Mr. Sidhu beneficially owns an aggregate of 4,232,991 shares, or 18.6%, of the Common Stock of the Issuer. Sidhu-Singh Family Investments, Ltd. beneficially owns an aggregate of 964,114 shares, or 4.2%, of the Common Stock of the Issuer. Sidhu-Singh Family Foundation beneficially owns an aggregate of 1,200 shares, or less than 0.1%, of the Common Stock of the Issuer.
          (b) Mr. Sidhu has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 3,267,677 shares of Common Stock of the Issuer. Mr. Sidhu has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 965,314 shares of Common Stock of the Issuer as general partner of Sidhu-Singh Family Investments, Ltd and as Director and Vice President of Sidhu-Singh Family Foundation. Sidhu-Singh Family Investments, Ltd. has sole power to vote or direct the vote and to dispose or to direct the disposition of 964,114 shares of Common Stock of the Issuer. Sidhu-Singh Family Foundation has sole power to vote or direct the vote and to dispose or to direct the disposition of 1,200 shares of Common Stock of the Issuer. As general partner of Sidhu-Singh Family Investments, Ltd. and a Director and Vice President of Sidhu-Singh Family Foundation, Mr. Sidhu may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held by Sidhu-Singh Family Investments, Ltd. and Sidhu-Singh Family Foundation. Mr. Sidhu disclaims beneficial ownership in the shares of common stock of i2 Technologies, Inc. held by Sidhu-Singh Family Investments, Ltd. and Sidhu-Singh Family Foundation except to the extent of his pecuniary interest.
          (c) The transactions in the Issuer’s securities by the members of the Sidhu Reporting Group in the last sixty days are listed on Annex A hereto and made a part hereof. Such transactions were conducted on the open market under Rule 144 of the Securities Act of 1933.
          (d) Not Applicable.
          (e) Not Applicable.
[Remainder of Page Intentionally Left Blank]

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: November 13, 2009

/s/ Sanjiv S. Sidhu
Sanjiv S. Sidhu

SIDHU-SINGH FAMILY INVESTMENTS, LTD.
By:	/s/ Sanjiv S. Sidhu
Name:	Sanjiv S. Sidhu
Title:	Managing General Partner

SIDHU-SINGH FAMILY FOUNDATION
By:	/s/ Sanjiv S. Sidhu
Name:	Sanjiv S. Sidhu
Title:	Director

Annex A

		Number of Shares
Reporting Person	Date	Purchased/(Sold)	Price per Share
Sanjiv S. Sidhu	11/11/2009	(141,475)	$18.41	[1]
Sanjiv S. Sidhu	11/12/2009	(71,668)	$18.40
Sidhu-Singh Family Investments, Ltd.	11/11/2009	(41,600)	$18.41	[1]
Sidhu-Singh Family Investments, Ltd.	11/12/2009	(21,116)	$18.40

[1]	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $18.40 to $18.49, inclusive. The reporting person undertakes to provide i2 Technologies, Inc., any security holder of i2 Technologies, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote 1 to this Annex A.